MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update         12/31/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)

For the period ending		Average Annual
31-Dec-08	Total Return	Compound Rate of Return
One Year	(30.10%)	30.10%
Three Years	(16.85%)
Since Inception (01/31/05)	(11.87%)

Portfolio @     9/30/2008

AEROSPACE/DEFENSE — 2.0%
Boeing Co.

AIR FREIGHT & LOGISTICS — 2.0%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.9%
VF Corp.

AUTO PARTS & EQUIPMENT — 1.6%
Johnson Controls, Inc.

BANKING-DIVERSIFIED BANKS — 1.2%
Comerica, Inc.

BANKING-INVESTMENT BANKING & BROKERAGE - 0.9%
Morgan Stanley

BANKING-REGIONAL BANKS — 1.0%
Regions Financial Corp.

CHEMICALS-DIVERSIFIED — 1.3%
Dow Chemical Co. (The)

CHEMICALS-SPECIALTY — 1.8%
RPM International, Inc.

COMMERCIAL PRINTING — 1.7%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 2.1%
Diebold, Inc.

CONSTRUCTION MATERIALS — 1.9%
Vulcan Materials Co.

CONSTRUCTION MATERIALS-STEEL — 2.0%
Timken Co.

DATA PROCESSING & OUTSOURCED SERVICES — 2.0%
Automatic Data Processing, Inc.

DEPARTMENT STORES — 1.5%

Nordstrom, Inc.

DISTILLERS & VINTNERS — 1.9%
Brown-Forman Corp. Class B
DISTRIBUTORS — 2.0%
Genuine Parts Co.

ELECTRICAL COMPONENTS & EQUIPMENT — 2.0%
Hubbell, Inc. Class B

ENVIRONMENTAL FACILITIES & SERVICES — 2.0%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.8%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 2.0%
Kraft Foods, Inc. Class A

FOOD RETAIL — 2.0%
SUPERVALU, Inc.

HOME IMPROVEMENT RETAIL — 1.6%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 2.0%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS — 1.9%
Leggett & Platt, Inc.

HOUSEHOLD PRODUCTS — 1.8%
Kimberly-Clark Corp.

INDUSTRIAL CONGLOMERATES — 1.8%
General Electric Co.

INDUSTRIAL MACHINERY — 2.1%
Eaton Corp.

INSURANCE BROKERS — 2.1%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-LIFE & HEALTH — 1.3%
Lincoln National Corp.

INSURANCE-PROPERTY & CASUALTY — 2.2%
Mercury General Corp.

LEISURE PRODUCTS — 2.1%
Mattel, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 2.0%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV — 1.5%
CBS Corp. Class B

MOTORCYLE MANUFACTURERS — 1.3%
Harley-Davidson, Inc.

OFFICE SERVICES & SUPPLIES — 1.9%
Avery Dennison Corp.

OIL & GAS-INTEGRATED — 2.0%
Chevron Corp.

OIL & GAS-REFINING & MARKETING — 2.1%
Sunoco, Inc.

PAPER & FOREST PRODUCTS — 1.5%
International Paper Co.

PAPER & PACKAGING — 1.8%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.9%
Nu Skin Enterprises, Inc. Class A

PHARMACEUTICALS — 1.9%
Johnson & Johnson

RAILROADS — 1.5%
Norfolk Southern Corp.

REITS-DIVERSIFIED — 1.2%
Apartment Investment & Management Co. Class A REIT

RESTAURANTS — 1.9%
McDonald’s Corp.

RETAIL — 2.0%
Family Dollar Stores, Inc.

SEMICONDUCTORS — 1.9%
Intel Corp.

SOFT DRINKS — 2.0%
Coca-Cola Co. (The)

SOFTWARE & SERVICES — 1.6%
Microsoft Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 2.1%
AT&T, Inc.

TOBACCO — 1.9%
Reynolds American, Inc.

UTILITIES-GAS — 2.0%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$28,673,255
Common Stock %	93.5%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	6.5%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update      12/31/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60

For the period ending		Average Annual
31-Dec-08	Total Return	Compound Rate of Return
One Year	(30.35%)	(30.35%)
Three Years	(14.98%)
Five Years	(2.36%)
Ten Years	97.87%
Since Inception (8/1/84)	1278.60%

Portfolio @          12/31/2008

AEROSPACE/DEFENSE — 0.5%
BE Aerospace, Inc.*

AUTOMOTIVE WHOLESALE SERVICES — 1.0%
Copart, Inc.*

BANKING — 1.0%
SVB Financial Group*

BROKERAGE & MONEY MANAGEMENT — 3.3%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS SERVICES — 4.2%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING — 0.5%
International Game Technology

CELLULAR COMMUNICATIONS — 2.6%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.2%
RPM International, Inc.

COMPUTER HARDWARE — 2.6%
Diebold, Inc.

CONSTRUCTION — 3.2%
Granite Construction, Inc.

CONSUMER SERVICES — 3.3%
Rollins, Inc.

DISTRIBUTORS — 2.5%
Watsco, Inc.

ENERGY — 1.6%
Continental Resources, Inc.*
FMC Technologies, Inc.*

HEALTHCARE INFORMATION SERVICES — 2.9%
Cerner Corp.*

HEALTHCARE PRODUCTS — 9.5%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES — 1.3%
Millipore Corp.*

INDUSTRIAL CONGLOMERATES — 8.8%
Airgas, Inc.
Cooper Industries, Ltd. Class A
Dionex Corp.*
Pall Corp.

INDUSTRIAL SERVICES — 3.6%
Republic Services, Inc.

INSURANCE BROKERS — 6.2%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-PROPERTY & CASUALTY — 3.1%
Mercury General Corp.

LEISURE & AMUSEMENT — 1.6%
Royal Caribbean Cruises, Ltd

LEISURE PRODUCTS — 2.1%
Mattel, Inc.

REITS-DIVERSIFIED — 2.5%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 4.6%
Cracker Barrel Old Country Store, Inc.
Jack in the Box, Inc.*

RETAIL — 7.1%
Bed Bath & Beyond, Inc.*
Family Dollar Stores, Inc.
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY — 7.1%
NetApp, Inc.*
Trimble Navigation, Ltd.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 6.5%
Advent Software, Inc.*
Blackbaud, Inc.
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Teradata Corp.*

Breakdowns —
Common Stock Cost	$1,211,421,710
Common Stock %	95.4%
US Treasury Bills	1.9%
Cash and Other Assets Less Liabilities	2.7%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update          12/31/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90

For the period ending		Average Annual
31-Dec-08	Total Return	Compound Rate of Return
One Year	(31.95%)	(31.95%)
Three Years	(12.98%)
Five Years	3.09%
Ten Years	154.86%
Since Inception (2/94)	479.90%

Portfolio @          12/31/2008

AEROSPACE/DEFENSE — 0.8%
BE Aerospace, Inc.*

APPAREL — 1.9%
Carter’s, Inc.*

BANKING — 3.9%
Annaly Capital Management, Inc. REIT
JPMorgan Chase & Co.
Wells Fargo & Co.

COMPUTER HARDWARE — 1.2%
Diebold, Inc.

CONSUMER PRODUCTS — 8.9%
Avon Products, Inc.
Briggs & Stratton Corp.
Electronic Arts, Inc.*
Pactiv Corp.*

CONSUMER SERVICES — 1.7%
Jackson Hewitt Tax Service, Inc.

ENERGY — 6.7%
Exterran Holdings, Inc.*
International Coal Group, Inc.*
Kinder Morgan Management, LLC*
TETRA Technologies, Inc.*
Transocean, Ltd.*

ENGINEERING & CONSTRUCTION — 2.3%
KBR, Inc.

FOOD & MEATS-PACKAGED — 2.9%
Kraft Foods, Inc. Class A

HEALTHCARE PRODUCTS — 13.1%
Abbott Laboratories
American Medical Systems Holdings, Inc.*
Baxter International, Inc.
Beckman Coulter, Inc.
Covidien, Ltd.
STERIS Corp.

HOUSEWARES SPECIALTIES — 0.2%
Newell Rubbermaid, Inc.

INDUSTRIAL PRODUCTS — 7.9%
Albany International Corp. Class A
Cabot Corp.
Commercial Metals Co.
Franklin Electric Co., Inc.

INFORMATION TECHNOLOGY SERVICES — 3.3%
CACI International, Inc. Class A*

INSURANCE BROKERS — 3.1%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 0.5%
Polaris Industries, Inc.

LEISURE PRODUCTS — 3.0%
Mattel, Inc.

MEDIA — 4.7%
Grupo Televisa SA ADR (Mexico)
Marvel Entertainment, Inc.*

METALS — 2.2%
Gold Fields, Ltd. ADR

MOTORCYCLE MANUFACTURERS — 0.4%
Harley-Davidson, Inc.

PHARMACEUTICALS — 3.5%
Cephalon, Inc.*
Charles River Laboratories International, Inc.*

RETAIL — 0.8%
Kohl’s Corp.*

SEMICONDUCTORS — 2.9%
Intel Corp.

TECHNOLOGY — 3.6%
Intermec, Inc.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TELECOMMUNICATIONS SERVICES — 3.8%
Verizon Communications, Inc.

TRUCKING — 1.6%
Con-way, Inc.

UTILITIES — 9.7%
Avista Corp
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
Progress Energy, Inc.

Breakdowns —
Common Stock Cost	$1,147,436,159
Common Stock %	94.6%
U.S. Treasury Bills	3.2%
Cash and Other Assets Less Liabilities	2.2%

Meridian Equity Income Fund Top 10 Holdings as of 12/31/2008 Market Percentage Holding Value of Portfolio Mercury General $ 452,772 2.2 % Corp. Eaton Corp. 443,413 2.1 Willis Group Holdings, Ltd. 436,022 2.1 (United Kingdom) Diebold, Inc. 429,075 2.1 Mattel, Inc. 427,200 2.1 AT&T, Inc. 426,930 2.1 Sunoco, Inc. 425,908 2.1 Coca-Cola Co. 425,538 2.0 (The) Automatic Data 424,872 2.0 Processing, Inc. Stanley Works 424,545 2.0 (The) Net Assets $20,787,957 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 12/31/2008 Market Pct. Sector Value Assets Insurance-Property & $ 452,772 2.2% Casualty Industrial Machinery 443,413 2.1% Insurance Brokers 436,022 2.1% Computer Hardware 429,075 2.1% Leisure Products 427,200 2.1% Telecommunication 426,930 2.1% Services-Integrated Oil & Gas — Refining & 425,908 2.1% Marketing Soft Drinks 425,538 2.0% Data Processing & 424,872 2.0% Outsourced Services Household Appliances 424,545 2.0% Net Assets $20,787,957 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 12/31/2008 Percentage Holding Market Value of Portfolio Republic 37,758,294 3.6 % Services, Inc. $ Brown & 36,197,755 3.4 Brown, Inc. Edwards Lifesciences 35,590,291 3.4 Corp. Rollins, Inc. 35,181,510 3.3 Granite Construction, 33,847,406 3.2 Inc. Mercury General 32,932,335 3.1 Corp. DENTSPLY International, 32,634,144 3.1 Inc. C. R. Bard, 31,612,246 3.0 Inc. PetSmart, 30,754,305 2.9 Inc. Cerner Corp. 30,607,354 2.9 Net $ 1,053,556,904 Assets Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 12/31/2008 Pct. Sector Market Value Assets Healthcare Products $ 99,836,681 9.5% Industrial 92,988,790 8.8% Conglomerates Technology 74,763,494 7.1% Retail 74,741,203 7.1% Tech-Software 68,711,850 6.5% Insurance Brokers 65,221,022 6.2% Restaurants 47,976,419 4.6% Business Services 44,717,835 4.2% Industrial Services 37,758,294 3.6% Consumer Services 35,181,510 3.3% Net Assets $1,053,556,904 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 12/31/2008 Market Percentage Holding Value of Portfolio Abbott $ 36,521,091 3.9 % Laboratories Verizon Communications, 35,337,360 3.8 Inc. Kinder Morgan 34,516,381 3.7 Management, LLC Pactiv Corp. 34,107,992 3.7 Hawaiian Electric 31,436,032 3.4 Industries, Inc. CACI International, Inc. 30,990,357 3.3 Class A Willis Group Holdings Ltd. 29,430,552 3.2 (United Kingdom) Cephalon, Inc. 28,265,976 3.0 Mattel, Inc. 27,750,400 3.0 Kraft Foods, Inc. 27,518,565 2.9 Class A Net Assets $933,912,818 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 12/31/2008 Market Pct. Sector Value Assets Healthcare Products $122,461,184 13.1% Utilities 90,344,104 9.7% Consumer Products 82,875,816 8.9% Industrial Products 73,799,359 7.9% Energy 62,908,679 6.7% Media 43,717,290 4.7% Banking 36,196,877 3.9% Telecommunications 35,337,360 3.8% Services Technology 33,705,520 3.6% Pharmaceuticals 33,026,516 3.5% Net Assets $933,912,818 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. January 2, 2009 To Our Shareholders: The market decline accelerated in the final quarter of 2008, contributing to the largest annual market drop since 1931. The instability in the financial markets has now spread to the entire economy. This is the problem. The S&P 500 declined 37.6% during the year, the NASDAQ 39.6% and the Russell 2000 33.7%. The best performing sectors, although declining substantially, included health care, consumer non durables and utilities. Basic materials, financials and technology stocks were among the worst performing groups. The yield on the ten-year treasury dropped significantly, from 3.83% at the end of September to 2.25% at year end. Investors, at this point, are paying a big premium for safety. Gross Domestic Product declined 0.51% in the third quarter and the economy has continued to deteriorate. The financial system remains in turmoil. Consumer spending is weak, unemployment is rising, manufacturing and private investment are falling and corporate profits are declining. Not everything is bleak, however. The price of oil dropped 54% during 2008, the money supply continues to increase, the Fed Funds rate now stands at 0% and mortgage rates have declined, at least for those who qualify. We already have had significant fiscal stimulus with more on the way. This should boost the economy starting in the second half of 2009. Permanent tax cuts, in our view, would be more productive than cumbersome government spending programs. We believe the economy will experience a difficult first half and then improve somewhat in the back half of the year. We expect that the spread between treasury bonds and corporate bonds will narrow and inflation will not be a concern. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. We wish you a happy, healthy and prosperous New Year. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at December 31, 2008 was $7.23. This represents a decrease of 30.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were -11.9% and -3.2%, respectively.

On December 16, 2008, the Equity Income Fund paid a long-term capital gain distribution of $0.45 per share, a short-term capital gain distribution of $0.08 per share and an income dividend of $0.22 per share. The Fund’s assets at the close of the quarter were invested 6.5% in cash and 93.5% in stocks. Total net assets were $20,787,957 and there were 550 shareholders. Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The Fund is diversified with 52 positions representing 52 different industry groups. At the end of the December 2008 quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.6% and an average dividend yield of 5.1%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $29.3 billion, a debt ratio of 41.6% and earnings per share that are expected to grow 9.1% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Brown-Forman, Home Depot, Johnson Controls, Nordstrom, Microsoft, Norfolk Southern and Sunoco. We sold our shares in Autoliv, Anheuser-Busch, Carnival, Newell Rubbermaid and Seagate Technology. Mercury General Corp, one of our holdings, primarily engages in writing automobile and homeowner insurance in California which accounts for 67% and 13% of total policies-in-force, respectively. The company is the second largest automobile insurer in California with about 10% market share. Mercury has a limited presence in several other states, including New Jersey, Arizona, Pennsylvania and Nevada. Management is in the process of implementing improved systems, controls and underwriting procedures before taking on additional business outside of California. We believe that expansion outside California however, will eventually be a major driver of future growth. Mercury’s investment portfolio is fairly conservative and largely comprised of state and municipal bonds. The company has an experienced management team with a strong track record and is well positioned to grow, especially when the insurance market improves. The shares sell at a reasonable valuation, have a strong balance sheet and financial returns and yield in excess of 5%. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at December 31, 2008 was $25.07. This represents a decrease of 30.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,278.6% and 11.3%, respectively. On December 16, 2008, the Growth Fund paid a long-term capital gain distribution of $1.02 per share, a short-term capital gain distribution of $0.07 per share and an income dividend of $0.09 per share. The Fund’s assets at the close of the quarter were invested 4.6% in cash and cash equivalents and 95.4% in stocks. Total net assets were $1,053,556,904 and there were 62,321 shareholders. 2

Most major market indicators have declined in excess of 40% since reaching their peaks in the fall of 2007. We believe a good deal of the economic concerns referred to above have been discounted and valuations have become more attractive than in recent history. This has improved the probability for positive or above average returns during the next several years, in our opinion. Our portfolio, in general, consists of small and medium-sized growth stocks that, we believe, will experience above average growth during the years ahead. Most of the companies have leading market positions, strong balance sheets, experienced management teams and are reasonably valued. We have attempted to strengthen the portfolio during this difficult period with the addition of quality companies that have now become attractively valued. Our largest areas of concentration are healthcare, technology and consumer related. During the quarter we purchased shares of Continental Resources, Copart and Family Dollar Stores. Allied Waste Industries was purchased by Republic Services and we continue to hold the shares. Again, Republic Services merged with Allied Waste in December 2008. It is the second largest waste and environmental service provider in North America. A major barrier to entry is the availability of landfill space which can take years for approval. Republic Services and Waste Management combined own close to 50% of all US landfills. The industry is now more concentrated and management of the major participants are focusing on return on invested capital. Republic, post-merger, is expected to realize cost synergy of $150 million over a three-year period from operating and procurement efficiencies. The company has an experienced management team and should be able to grow earnings in the low teens over the long term while generating strong and steady cash flow. The stock sells at a reasonable valuation given its market share position, earnings growth potential and seasoned management team. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at December 31, 2008 was $20.40. This represents a decrease of 32.0% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 467.8% and 13.7%, respectively. The comparable period returns for the S&P 500 with dividends were 109.4% and 5.6%, respectively. On December 16, 2008, the Value Fund paid a long-term capital gain distribution of $0.87 per share and a short-term capital gain distribution of $0.45 per share. The Fund’s assets at the close of the quarter were invested 5.4% in cash and cash equivalents and 94.6% in stocks. Total net assets were $933,912,818 and there were 62,599 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. Due to the market drop and weak economy the number of candidates meeting our investment requirements has increased significantly. It is our position that over the long term this strategy will produce returns that outperform the Fund’s benchmark. We believe the portfolio is well positioned, reasonably valued and diversified. We hold 52 positions, representing 26 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are 3 healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time. During the quarter we purchased shares of Commercial Metals Company, Diebold, JP Morgan Chase, Kohl’s, VeriSign and Wells Fargo. We sold our positions in Affymetrix, Arbitron, Bunge, ImClone Systems, Liz Claiborne, Mine Safety Appliances, Shuffle Master, Western Digital and Quicksilver. Abbott Laboratories, one of our holdings, is a diversified healthcare company occupying leadership positions in pharmaceuticals, nutritional products, diagnostics and vascular products. Earnings growth stalled in 2006 due to the conclusion of a co-promotion sales agreement and two smaller drugs going generic. Earnings growth resumed in 2007 due to robust growth of Humira; Abbott’s drug for use in arthritis and psoriasis. The successful US launch of Xience V, Abbott’s drug eluting stent, also accelerated earnings growth. Abbott is well positioned with a solid drug pipeline, limited patent expirations and steady growth across its healthcare portfolio. We expect earnings to reach $4.60 per share in the next three years up from $3.32 in 2008. At 11 times normalized earnings and a dividend yield near 3%, we believe the stock is a compelling value, and has defensive characteristics that are attractive in the current economic environment. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.) Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2008 and are subject to change without notice. 4

Meridian Equity Income Fund Summary of Portfolio Holdings December 31, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Insurance-Property & Casualty 2.2% $ 452,772 Industrial Machinery 2.1 443,413 Insurance Brokers 2.1 436,022 Computer Hardware 2.1 429,075 Leisure Products 2.1 427,200 Telecommunication Services-Integrated 2.1 426,930 Oil & Gas — Refining & Marketing 2.1 425,908 Soft Drinks 2.0 425,538 Data Processing & Outsourced Services 2.0 424,872 Household Appliances . . 2.0 424,545 Environmental Facilities & Services . 2.0 423,861 Utilities-Gas . 2.0 420,090 Food Retail . 2.0 419,020 Aerospace/Defense 2.0 418,166 Distributors . 2.0 415,892 Air Freight & Logistics . 2.0 414,527 Construction Materials-Steel . . 2.0 414,193 Machinery-Construction, Farm & Heavy Trucks 2.0 410,964 Electrical Components & Equipment 2.0 408,500 Oil & Gas-Integrated . . 2.0 406,835 Retail . 2.0 406,692 Food & Meats-Packaged 2.0 405,435 Restaurants . 1.9 404,235 Pharmaceuticals 1.9 402,955 Distillers & Vintners . . . 1.9 401,622 Office Services & Supplies . . . 1.9 397,833 Household-Home Furnishings . 1.9 396,839 Construction Materials . 1.9 396,606 Personal Products . 1.9 393,211 Semiconductors 1.9 390,323 Apparel Accessories & Luxury Goods 1.9 388,867 Tobacco . . . 1.9 387,177 Food Distributors . 1.8 383,098 Chemicals-Specialty 1.8 381,755 Paper & Packaging 1.8 377,508 Household Products . . . 1.8 377,091 Industrial Conglomerates 1.8 369,360 Commercial Printing . . . 1.7 345,136 Home Improvement Retail . . . 1.6 336,092 Auto Parts & Equipment 1.6 325,064 Software & Services . . . 1.6 324,648 Railroads . . 1.5 319,940 Department Stores 1.5 315,447 Media-Broadcasting & Cable TV . . . 1.5 313,677 Paper & Forest Products 1.5 312,700 Chemicals-Diversified . . 1.3 276,147 Motorcycle Manufacturers . . . 1.3 268,126 Insurance-Life & Health 1.3 265,361 REITs-Diversified . 1.2 251,650 Banking-Diversified Banks . . . 1.2 247,033 Banking-Regional Banks 1.0 208,552 Banking-Investment Banking & Brokerage . 0.9 194,084 Cash & Other Assets, Less Liabilities 6.5 1,355,370 100.0% $20,787,957 5

Meridian Growth Fund Summary of Portfolio Holdings December 31, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Healthcare Products . 9.5% $ 99,836,681 Industrial Conglomerates . 8.8 92,988,790 Technology . . . 7.1 74,763,494 Retail 7.1 74,741,203 Tech-Software . 6.5 68,711,850 Insurance Brokers . . . 6.2 65,221,022 Restaurants . . . 4.6 47,976,419 Business Services . . . 4.2 44,717,835 Industrial Services . . 3.6 37,758,294 Consumer Services . . 3.3 35,181,510 Brokerage & Money Management . . 3.3 34,904,364 Construction . . 3.2 33,847,406 Insurance-Property & Casualty . 3.1 32,932,335 Healthcare Information Services 2.9 30,607,354 Cellular Communications . 2.6 27,361,424 Computer Hardware 2.6 27,073,844 REITs-Diversified . . . 2.5 26,569,080 Distributors . . . 2.5 26,042,880 Chemicals-Specialty . 2.2 22,898,803 Leisure Products 2.1 22,603,200 U.S. Government Obligations . . 1.9 20,000,311 Leisure & Amusement . . . 1.6 17,076,606 Energy . . . 1.6 16,570,198 Healthcare Services . . 1.3 13,323,072 Banking . . 1.0 10,916,926 Automotive Wholesale Services . 1.0 10,383,861 Casino & Gaming . . 0.5 5,161,449 Aerospace/Defense . . 0.5 5,000,038 Cash & Other Assets, Less Liabilities 2.7 28,386,655 100.0% $1,053,556,904 6

Meridian Value Fund Summary of Portfolio Holdings December 31, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Healthcare Products . . 13.1% $122,461,184 Utilities 9.7 90,344,104 Consumer Products . . . 8.9 82,875,816 Industrial Products . . . 7.9 73,799,359 Energy 6.7 62,908,679 Media . 4.7 43,717,290 Banking . . . 3.9 36,196,877 Telecommunications Services 3.8 35,337,360 Technology . 3.6 33,705,520 Pharmaceuticals . 3.5 33,026,516 Information Technology Services . 3.3 30,990,357 U.S. Government Obligations . . . 3.2 30,000,467 Insurance Brokers 3.1 29,430,552 Leisure Products . 3.0 27,750,400 Food & Meats-Packaged . . . 2.9 27,518,565 Semiconductors . . 2.9 26,640,152 Engineering & Construction 2.3 21,235,920 Metals 2.2 20,353,521 Apparel 1.9 17,848,242 Consumer Services . . . 1.7 16,232,874 Trucking . . . 1.6 14,909,300 Computer Hardware . . 1.2 11,252,854 Aerospace/Defense 0.8 7,280,892 Retail . 0.8 7,066,240 Leisure & Amusement . 0.5 4,924,935 Motorcycle Manufactures . . 0.4 3,536,548 Housewares Specialties 0.2 1,798,542 Cash & Other Assets, Less Liabilities . 2.2 20,769,752 100.0% $933,912,818 7

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) For the Six Month Period July 1, 2008 to December 31, 2008 We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning Ending Expenses Account Value Account Value Expense Paid During 07/01/08 12/31/08 Ratio(1) Period(2) Actual Fund Return ( See explanation below) Meridian Equity Income Fund . $1,000.00 $ 769.80 1.25%(4) $5.62 Meridian Growth Fund . . $1,000.00 $ 781.90 0.86% $3.86 Meridian Value Fund . . . $1,000.00 $ 738.10 1.10% $4.82 Hypothetical 5% Return(3) ( See explanation below) Meridian Equity Income Fund . $1,000.00 $1,018.85 1.25%(4) $6.41 Meridian Growth Fund . . $1,000.00 $1,020.87 0.86% $4.38 Meridian Value Fund . . . $1,000.00 $1,019.66 1.10% $5.60 (1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses. (4) See note 2 to Financial Statements. 8

The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. 9

Meridian Equity Income Fund Schedule of Investments December 31, 2008 (Unaudited) Shares Value Shares Value COMMON STOCKS — 93.5% CONSTRUCTION MATERIALS — 1.9% Vulcan Materials Co. . . 5,700 $ 396,606 AEROSPACE/DEFENSE — 2.0% Boeing Co . . 9,800 $ 418,166 CONSTRUCTION MATERIALS-STEEL — 2.0% Timken Co . 21,100 414,193 AIR FREIGHT & LOGISTICS — 2.0% United Parcel Service, Inc. Class B . . . 7,515 414,527 DATA PROCESSING & OUTSOURCED SERVICES -2.0% Automatic Data APPAREL ACCESSORIES & LUXURY GOODS — 1.9% Processing, Inc . 10,800 424,872 VF Corp . . . 7,100 388,867 DEPARTMENT STORES - 1.5% AUTO PARTS & EQUIPMENT — 1.6% Nordstrom, Inc . . 23,700 315,447 Johnson Controls, Inc . 17,900 325,064 DISTILLERS & VINTNERS — 1.9% Brown-Forman Corp. BANKING-DIVERSIFIED BANKS — 1.2% Class B . . 7,800 401,622 Comerica, Inc . . . 12,445 247,033 DISTRIBUTORS — 2.0% BANKING-INVESTMENT BANKING & Genuine Parts Co . 10,985 415,892 BROKERAGE — 0.9% Morgan Stanley . . 12,100 194,084 ELECTRICAL COMPONENTS & EQUIPMENT — 2.0% Hubbell, Inc. Class B . . 12,500 408,500 BANKING-REGIONAL BANKS — 1.0% Regions Financial Corp 26,200 208,552 ENVIRONMENTAL FACILITIES & SERVICES — 2.0% Waste Management, Inc . 12,790 423,861 CHEMICALS-DIVERSIFIED — 1.3% Dow Chemical Co. (The) . . . 18,300 276,147 FOOD DISTRIBUTORS — 1.8% SYSCO Corp 16,700 383,098 CHEMICALS-SPECIALTY — 1.8% RPM International, FOOD & MEATS-PACKAGED — 2.0% Inc . 28,725 381,755 Kraft Foods, Inc. Class A . . 15,100 405,435 COMMERCIAL PRINTING — 1.7% R. R. Donnelley & Sons FOOD RETAIL — 2.0% Co . 25,415 345,136 SUPERVALU, Inc . 28,700 419,020 COMPUTER HARDWARE — 2.1% HOME IMPROVEMENT RETAIL — 1.6% Diebold, Inc 15,275 429,075 Home Depot, Inc . 14,600 336,092 The accompanying notes are an integral part of the financial statements 10

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2008 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) MOTORCYLE MANUFACTURERS — 1.3% HOUSEHOLD APPLIANCES — 2.0% Harley-Davidson, Stanley Works (The) . . . 12,450 $ 424,545 Inc . 15,800 $ 268,126 HOUSEHOLD-HOME FURNISHINGS — 1.9% OFFICE SERVICES & SUPPLIES — 1.9% Leggett & Platt, Inc. . . 26,125 396,839 Avery Dennison Corp 12,155 397,833 HOUSEHOLD PRODUCTS — 1.8% Kimberly-Clark Corp. . . 7,150 377,091 OIL & GAS-INTEGRATED — 2.0% Chevron Corp . . . 5,500 406,835 INDUSTRIAL CONGLOMERATES — 1.8% General Electric Co 22,800 369,360 OIL & GAS-REFINING & MARKETING — 2.1% Sunoco, Inc . 9,800 425,908 INDUSTRIAL MACHINERY — 2.1% Eaton Corp . 8,920 443,413 PAPER & FOREST PRODUCTS — 1.5% International Paper Co . 26,500 312,700 INSURANCE BROKERS — 2.1% Willis Group Holdings, Ltd. (United PAPER & PACKAGING — 1.8% Kingdom) 17,525 436,022 Sonoco Products Co. . . 16,300 377,508 INSURANCE-LIFE & HEALTH — 1.3% PERSONAL PRODUCTS — 1.9% Lincoln National Nu Skin Enterprises, Corp 14,085 265,361 Inc. Class A . . . 37,700 393,211 INSURANCE-PROPERTY & CASUALTY - 2.2% PHARMACEUTICALS — 1.9% Mercury General Johnson & Johnson . . . 6,735 402,955 Corp 9,845 452,772 RAILROADS — 1.5% LEISURE PRODUCTS — 2.1% Norfolk Southern Mattel, Inc . 26,700 427,200 Corp 6,800 319,940 MACHINERY-CONSTRUCTION, FARM & HEAVY REITS-DIVERSIFIED — 1.2% TRUCKS — 2.0% Apartment Caterpillar, Inc . . . 9,200 410,964 Investment & Management Co. Class A REIT . . 21,788 251,650 MEDIA-BROADCASTING & CABLE TV — 1.5% CBS Corp. Class B 38,300 313,677 RESTAURANTS — 1.9% McDonald’s Corp . 6,500 404,235 The accompanying notes are an integral part of the financial statements 11

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2008 (Unaudited) Shares Value Shares Value COMMON STOCKS (continued) TOBACCO — 1.9% RETAIL — 2.0% Reynolds American, Family Dollar Stores, Inc . 9,605 $ 387,177 Inc . 15,600 $ 406,692 UTILITIES-GAS - 2.0% SEMICONDUCTORS — 1.9% AGL Resources, Inc. . . 13,400 420,090 Intel Corp . . 26,625 390,323 TOTAL INVESTMENTS — 93.5% SOFT DRINKS — 2.0% (Cost $28,673,255) . 19,432,587 Coca-Cola Co. (The). . . 9,400 425,538 SOFTWARE & SERVICES — 1.6% CASH AND OTHER ASSETS, LESS Microsoft Corp . . 16,700 324,648 LIABILITIES — 6.5% . 1,355,370 TELECOMMUNICATION SERVICES-INTEGRATED — 2.1% NET ASSETS - 100.0% $20,787,957 AT&T, Inc . 14,980 426,930 REIT — Real Estate Investment Trust The accompanying notes are an integral part of the financial statements 12

Meridian Growth Fund
Schedule of Investments

December 31, 2008 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.4%		
AEROSPACE/DEFENSE - 0.5%		
BE Aerospace, Inc.*	650,200	$5,000,038
AUTOMOTIVE WHOLESALE SERVICES - 1.0%		
Copart, Inc.*	381,900	10,383,861
BANKING - 1.0%		
SVB Financial Group*	416,200	10,916,926
BROKERAGE & MONEY MANAGEMENT - 3.3%		
Affiliated Managers Group, Inc.*	301,000	12,617,920
T. Rowe Price Group, Inc.	628,850	22,286,444
		34,904,364
BUSINESS SERVICES - 4.2%		
Dun & Bradstreet Corp.	307,200	23,715,840
Global Payments, Inc.	640,500	21,001,995
		44,717,835
CASINOS & GAMING - 0.5%		
International Game Technology	434,100	5,161,449
CELLULAR COMMUNICATIONS - 2.6%		
American Tower Corp. Class A*	933,200	27,361,424
CHEMICALS-SPECIALTY - 2.2%		
RPM International, Inc.	1,723,010	22,898,803
COMPUTER HARDWARE - 2.6%		
Diebold, Inc.	963,825	27,073,844
CONSTRUCTION - 3.2%		
Granite Construction, Inc.	770,485	33,847,406
CONSUMER SERVICES - 3.3%		
Rollins, Inc.	1,945,880	$ 35,181,510
DISTRIBUTORS - 2.5%		
Watsco, Inc.	678,200	26,042,880
ENERGY - 1.6%		
Continental Resources, Inc.*	51,400	1,064,494
FMC Technologies, Inc.*	650,680	15,505,704
		16,570,198
HEALTHCARE INFORMATION SERVICES - 2.9%		
Cerner Corp.*	796,030	30,607,354
HEALTHCARE PRODUCTS - 9.5%		
C. R. Bard, Inc.	375,175	31,612,246
DENTSPLY International, Inc.	1,155,600	32,634,144
Edwards Lifesciences Corp.*	647,685	35,590,291
		99,836,681
HEALTHCARE SERVICES - 1.3%		
Millipore Corp.*	258,600	13,323,072
INDUSTRIAL CONGLOMERATES - 8.8%		
Airgas, Inc.	512,967	20,000,583
Cooper Industries, Ltd. Class A.	778,800	22,764,324
Dionex Corp.*	525,800	23,582,130
Pall Corp.	937,100	26,641,753
		92,988,790
INDUSTRIAL SERVICES - 3.6%		
Republic Services, Inc.	1,523,126	37,758,294
INSURANCE BROKERS - 6.2%		
Brown & Brown, Inc.	1,731,950	36,197,755
Willis Group Holdings, Ltd. (United Kingdom)	1,166,530	29,023,267
		65,221,022

The accompanying notes are an integral part of the financial statements.

13

Meridian Growth Fund
Schedule of Investments (continued)
December 31, 2008 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INSURANCE-PROPERTY & CASUALTY - 3.1%		
Mercury General Corp.	716,076	$ 32,932,335
LEISURE & AMUSEMENT - 1.6%		
Royal Caribbean Cruises, Ltd.	1,241,935	17,076,606
LEISURE PRODUCTS - 2.1%		
Mattel, Inc.	1,412,700	22,603,200
REITS-DIVERSIFIED - 2.5%		
Digital Realty Trust, Inc. REIT	808,800	26,569,080
RESTAURANTS - 4.6%		
Cracker Barrel Old Country Store, Inc.	964,988	19,869,103
Jack in the Box, Inc.*	1,272,400	28,107,316
		47,976,419
RETAIL - 7.1%		
Bed Bath & Beyond, Inc.*	193,300	4,913,686
Family Dollar Stores, Inc.	360,100	9,387,807
PetSmart, Inc.	1,666,900	30,754,305
Ross Stores, Inc.	998,500	29,685,405
		74,741,203
TECHNOLOGY - 7.1%		
NetApp, Inc.*	790,300	11,040,491
Trimble Navigation, Ltd.*	834,800	18,040,028
VeriSign, Inc.*	1,072,700	20,467,116
Zebra Technologies Corp. Class A*	1,244,613	25,215,859
		74,763,494
TECH-SOFTWARE - 6.5%		
Advent Software, Inc.*	917,438	$ 18,321,237
Blackbaud, Inc.	1,064,500	14,370,750
MICROS Systems, Inc.*	1,131,400	18,464,448
Nuance Communications, Inc.*	672,900	6,971,244
Teradata Corp.*	713,700	10,584,171
		68,711,850
TOTAL COMMON STOCKS - 95.4% (Cost $1,211,421,710)		1,005,169,938
U.S. GOVERNMENT OBLIGATIONS - 1.9%		
U.S. Treasury Bill @ (.010%)** due 02/26/09 (Face Value $20,000,000)		20,000,311
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $20,000,311)		20,000,311
TOTAL INVESTMENTS - 97.3% (Cost $1,231,422,021)		1,025,170,249
CASH AND OTHER ASSETS, LESS LIABILITIES - 2.7%		28,386,655
NET ASSETS - 100.0%		$1,053,556,904

REIT - Real Estate Investment Trust

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

14

Meridian Value Fund
Schedule of Investments
December 31, 2008 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.6%		
AEROSPACE/DEFENSE - 0.8%		
BE Aerospace, Inc.*	946,800	$7,280,892
APPAREL - 1.9%		
Carter's, Inc.*	926,700	17,848,242
BANKING - 3.9%		
Annaly Capital Management, Inc. REIT	1,134,600	18,006,102
JPMorgan Chase & Co.	65,500	2,065,215
Wells Fargo & Co.	547,000	16,125,560
		36,196,877
COMPUTER HARDWARE - 1.2%		
Diebold, Inc.	400,600	11,252,854
CONSUMER PRODUCTS - 8.9%		
Avon Products, Inc.	880,500	21,158,415
Briggs & Stratton Corp.	726,300	12,775,617
Electronic Arts, Inc.*	924,800	14,833,792
Pactiv Corp.*	1,370,900	34,107,992
		82,875,816
CONSUMER SERVICES - 1.7%		
Jackson Hewitt Tax Service, Inc.	1,034,600	16,232,874
ENERGY - 6.7%		
Exterran Holdings, Inc.*	440,850	9,390,105
International Coal Group, Inc.*	1,454,800	3,346,040
Kinder Morgan Management, LLC*	863,341	34,516,381
TETRA Technologies, Inc.*	1,300,300	6,319,458
Transocean, Ltd.*	197,602	9,336,695
		62,908,679
ENGINEERING & CONSTRUCTION - 2.3%		
KBR, Inc.	1,397,100	$ 21,235,920
FOOD & MEATS-PACKAGED - 2.9%		
Kraft Foods, Inc. Class A	1,024,900	27,518,565
HEALTHCARE PRODUCTS - 13.1%		
Abbott Laboratories	684,300	36,521,091
American Medical Systems Holdings, Inc.*	1,178,900	10,598,311
Baxter International, Inc.	310,400	16,634,336
Beckman Coulter, Inc.	502,100	22,062,274
Covidien, Ltd.	685,000	24,824,400
STERIS Corp.	494,800	11,820,772
		122,461,184
HOUSEWARES SPECIALTIES - 0.2%		
Newell Rubbermaid, Inc.	183,900	1,798,542
INDUSTRIAL PRODUCTS - 7.9%		
Albany International Corp. Class A	670,100	8,604,084
Cabot Corp.	311,300	4,762,890
Commercial Metals Co.	416,900	4,948,603
Franklin Electric Co., Inc.	682,800	19,193,508
Schnitzer Steel Industries, Inc. Class A	247,400	9,314,610
Sealed Air Corp.	1,805,600	26,975,664
		73,799,359
INFORMATION TECHNOLOGY SERVICES - 3.3%		
CACI International, Inc. Class A*	687,300	30,990,357
INSURANCE BROKERS - 3.1%		
Willis Group Holdings, Ltd. (United Kingdom)	1,182,900	29,430,552

The accompanying notes are an integral part of the financial statements.

15

Meridian Value Fund
Schedule of Investments (continued)
December 31, 2008 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
LEISURE & AMUSEMENT - 0.5%		
Polaris Industries, Inc.	171,900	$ 4,924,935
LEISURE PRODUCTS - 3.0%		
Mattel, Inc.	1,734,400	27,750,400
MEDIA - 4.7%		
Grupo Televisa SA ADR (Mexico)	1,233,500	18,428,490
Marvel Entertainment, Inc.*	822,400	25,288,800
		43,717,290
METALS - 2.2%		
Gold Fields, Ltd. ADR	2,049,700	20,353,521
MOTORCYCLE MANUFACTURERS - 0.4%		
Harley-Davidson, Inc.	208,400	3,536,548
PHARMACEUTICALS - 3.5%		
Cephalon, Inc.*	366,900	28,265,976
Charles River Laboratories International, Inc.*	181,700	4,760,540
		33,026,516
RETAIL - 0.8%		
Kohl's Corp.*	195,200	7,066,240
SEMICONDUCTORS - 2.9%		
Intel Corp.	1,817,200	26,640,152
TECHNOLOGY - 3.6%		
Intermec, Inc.*	1,057,000	14,036,960
VeriSign, Inc.*	478,900	9,137,412
Zebra Technologies Corp. Class A*	519,800	10,531,148
		33,705,520
TELECOMMUNICATIONS SERVICES - 3.8%		
Verizon Communications, Inc.	1,042,400	35,337,360
TRUCKING - 1.6%		
Con-way, Inc.	560,500	$ 14,909,300
UTILITIES - 9.7%		
Avista Corp	1,044,400	20,240,472
Dynegy, Inc. Class A*	6,422,400	12,844,800
Hawaiian Electric Industries, Inc.	1,419,875	31,436,032
Progress Energy, Inc.	648,000	25,822,800
		90,344,104
TOTAL COMMON STOCKS - 94.6% (Cost $1,147,436,159)		883,142,599
U.S. GOVERNMENT OBLIGATIONS - 3.2%		
U.S. Treasury Bill @ (.010%)** due 02/26/09 (Face Value $30,000,000)		30,000,467
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $30,000,467)		30,000,467
TOTAL INVESTMENTS - 97.8% (Cost $1,177,436,626)		913,143,066
CASH AND OTHER ASSETS, LESS LIABILITIES - 2.2%		20,769,752
NET ASSETS - 100.0%		$933,912,818

ADR - American Depository Receipt

REIT - Real Estate Investment Trust

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

16

Meridian Fund, Inc.
Statements of Assets and Liabilities
December 31, 2008 (Unaudited)

	Equity Income Fund	Growth Fund	Value Fund
ASSETS			
Investments (Cost $28,673,255, $1,231,422,021 and $1,177,436,626, respectively)	$19,432,587	$1,025,170,249	$ 913,143,066
Cash	1,246,502	29,601,020	18,658,627
Receivable for:			
Capital shares purchased	—	1,392,692	811,200
Securities sold	50,362	8,713,279	4,530,805
Dividends	130,974	1,380,105	1,822,668
Interest	131	4,351	3,541
Prepaid expenses	12,028	19,283	17,343
TOTAL ASSETS	20,872,584	1,066,280,979	938,987,250
LIABILITIES			
Payable for:			
Capital shares sold	7,995	4,380,956	1,997,002
Securities purchased	49,196	7,385,055	2,028,791
Accrued expenses:			
Investment advisory fees	10,893	701,724	831,157
Audit fees	8,177	13,364	13,409
Directors' fees	—	4,154	14,717
Other payables and accrued expenses	8,366	238,822	189,356
TOTAL LIABILITIES	84,627	12,724,075	5,074,432
NET ASSETS	$20,787,957	$1,053,556,904	$ 933,912,818
Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)	2,876,486	42,025,114	45,783,041
Net asset value per share (offering and redemption price)	$ 7.23	$ 25.07	$ 20.40
Net Assets consist of:			
Paid in capital	$32,439,454	$1,273,882,864	$1,303,300,737
Accumulated net realized loss	(2,678,945)	(13,989,991)	(111,237,120)
Net unrealized depreciation on investments	(9,240,668)	(206,251,772)	(264,293,560)
Undistributed (distributions in excess of) net investment income	268,116	(84,197)	6,142,761
	$20,787,957	$1,053,556,904	$ 933,912,818

The accompanying notes are an integral part of the financial statements.

17

Meridian Fund, Inc. Statements of Operations For the Six Months Ended December 31, 2008 (Unaudited) Equity Income Fund Growth Fund Value Fund INVESTMENT INCOME Dividends . . . $ 654,146 $ 8,776,119 $ 12,046,541 Interest . 8,309 424,680 513,812 Total investment income . 662,455 9,200,799 12,560,353 EXPENSES Investment advisory fees . 134,966 4,966,766 5,823,707 Custodian fees 4,478 96,415 86,065 Directors’ fees and expenses . . 552 5,888 5,888 Pricing fees . . 19,136 94,484 87,768 Professional fees . . 14,720 63,664 69,368 Registration and filing fees . . . 10,585 14,376 16,310 Reports to shareholders . 736 103,592 102,488 Transfer agent fees . 14,260 233,404 215,096 Miscellaneous expenses . 1,049 12,338 10,902 Total expenses 200,482 5,590,927 6,417,592 Expenses waived and reimbursed by Adviser (Note 2) (18,117) — —Net expenses . . . 182,365 5,590,927 6,417,592 Net investment income . . 480,090 3,609,872 6,142,761 NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS Net realized gain (loss) on investments . . . (2,651,842) 694,465 (103,117,371) Net change in unrealized appreciation/depreciation on investments (5,295,907) (318,180,419) (251,185,458) Net realized and unrealized loss on investments (7,947,749) (317,485,954) (354,302,829) NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS . . . $(7,467,659) $(313,876,082) $(348,160,068) The accompanying notes are an integral part of the financial statements. 18

Meridian Fund, Inc. Statements of Changes in Net Assets Equity Income Fund Growth Fund Six Months Six Months Ended Ended December 31, 2008 Year Ended December 31, 2008 Year Ended (Unaudited) June 30, 2008 (Unaudited) June 30, 2008 OPERATIONS Net investment income $ 480,090 $ 800,927 $ 3,609,872 $ 2,435,867 Net realized gain (loss) on investmentszx . . (2,651,842) 2,413,261 694,465 63,427,693 Net change in unrealized appreciation/depreciation on investmentszx . . (5,295,907) (9,939,134) (318,180,419) (328,651,194) Net decrease in net assets from operationszx . (7,467,659) (6,724,946) (313,876,082) (262,787,634) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . . . (615,121) (736,172) (3,694,069) (2,535,381) Distributions from net realized capital gains . . . (1,456,335) (1,774,107) (44,377,539) (165,398,885) Net distributions . . (2,071,456) (2,510,279) (48,071,608) (167,934,266) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . . . 1,147,171 4,585,753 107,674,001 207,068,646 Reinvestment of distributions . . . 2,055,772 2,484,529 40,208,642 141,086,090 Redemption fees 383 452 28,386 20,125 Less: redemptions of shareszx . (6,394,890) (7,504,987) (248,421,090) (468,188,222) Decrease resulting from capital share transactions (3,191,564) (434,253) (100,510,061) (120,013,361) Total decrease in net assetszx . (12,730,679) (9,669,478) (462,457,751) (550,735,261) NET ASSETS Beginning of period . . 33,518,636 43,188,114 1,516,014,655 2,066,749,916 End of periodzx . . $ 20,787,957 $33,518,636 $1,053,556,904 $1,516,014,655 Undistributed (distributions in excess of) net investment income at end of period . . $ 268,116 $ 403,147 $ (84,197) $ — The accompanying notes are an integral part of the financial statements. 19

Meridian Fund, Inc. Statements of Changes in Net Assets Value Fund Six Months Ended December 31, 2008 Year Ended (Unaudited) June 30, 2008 OPERATIONS Net investment income . . . $ 6,142,761 $ 6,863,063 Net realized gain (loss) on investments (103,117,371) 125,270,783 Net change in unrealized appreciation/depreciation on investments (251,185,458) (274,445,682) Net decrease in net assets from operations (348,160,068) (142,311,836) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income . . — (14,912,462) Distributions from net realized capital gains (57,565,013) (259,213,429) Net distributions . . (57,565,013) (274,125,891) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . . 131,660,878 117,427,701 Reinvestment of distributions . . 48,797,415 235,997,091 Redemption fees . . . 65,402 69,733 Less: redemptions of shares (160,071,345) (437,311,474) Increase (decrease) resulting from capital share transactions . . . 20,452,350 (83,816,949) Total decrease in net assets (385,272,731) (500,254,676) NET ASSETS Beginning of period . . . 1,319,185,549 1,819,440,225 End of period . $ 933,912,818 $1,319,185,549 Undistributed net investment income at end of period . $ 6,142,761 $ — The accompanying notes are an integral part of the financial statements. 20

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2008 (Unaudited)	For the Fiscal Year Ended June 30, 2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value — Beginning of Period	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income from Investment Operations					
Net Investment Income*	0.15[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	(2.54)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	(2.39)	(2.01)	2.37	1.08	0.10
Less Distributions					
Distributions from Net Investment Income	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value — End of Period	$ 7.23	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	(23.02%)[2]	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data					
Net Assets, End of Period (000's)	$ 20,788	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets					
Before expense reimbursement/ recoupment[3]	1.38%[4]	1.25%	1.29%	1.67%	3.96%[4]
After expense reimbursement/ recoupment[5]	1.25%[4]	1.25%	1.25%	1.25%	1.25%[4]
Ratio of Net Investment Income to Average Net Assets					
After expense reimbursement/recoupment	3.29%[4]	2.02%	1.64%	1.80%	2.11%[4]
Portfolio Turnover Rate	22%[2]	62%	37%	60%	25%

* Net Investment Income per share has been computed before adjustments for book/tax differences.
+ The Fund commenced investment operations on January 31, 2005.
[1] Per share net investment income has been calculated using the average daily shares method.
[2] Not Annualized.
[3] The Adviser recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.
[4] Annualized.
[5] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

21

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2008 (Unaudited)	For the Fiscal Year Ended June 30, 2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Asset Value — Beginning of Period	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45	$ 26.28	$ 33.26
Income from Investment Operations											
Net Investment Income (Loss)*	0.08[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16
Net Gains (Losses) on Investments (both realized and unrealized)	(7.43)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)
Total From Investment Operations	(7.35)	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)
Less Distributions											
Distributions from Net Investment Income	(0.09)	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)
Distributions from Net Realized Capital Gains	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)
Total Distributions	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)
Net Asset Value — End of Period	$ 25.07	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45	$ 26.28
Total Return	(21.81%)[2]	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$1,053,557	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683
Ratio of Expenses to Average Net Assets	0.86%[3]	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.55%[3]	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%
Portfolio Turnover Rate	9%[2]	39%	40%	29%	32%	19%	27%	26%	43%	28%	51%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

1 Per share net investment income has been calculated using the average daily shares method.

2 Not Annualized.

3 Annualized.

The accompanying notes are an integral part of the financial statements.

22

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2008 (Unaudited)	For the Fiscal Year Ended June 30,									
		2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Asset Value — Beginning of Period	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88	$ 22.29	$ 19.30
Income from Investment Operations											
Net Investment Income (Loss)*	0.14[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)
Net Gains (Losses) on Investments (both realized and unrealized)	(7.85)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56
Total From Investment Operations	(7.71)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46
Less Distributions											
Distributions from Net Investment Income	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00
Distributions from Net Realized Capital Gains	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)
Total Distributions	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)
Net Asset Value — End of Period	$ 20.40	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88	$ 22.29
Total Return	(26.19%)[2]	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$933,913	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$ 87,930	$ 24,912
Ratio of Expenses to Average Net Assets	1.10%[3]	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.05%[3]	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)
Portfolio Turnover Rate	31%[2]	61%	75%	58%	59%	81%	60%	54%	76%	86%	124%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Annualized.

The accompanying notes are an integral part of the financial statements.

23

Meridian Fund, Inc. Notes to Financial Statements For the Six Months Ended December 31, 2008 (Unaudited) 1. Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. 24

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2008 (Unaudited) e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets. f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Adoption of Statement of Financial Accounting Standards No. 157 “Fair Value Measurement” (“FAS 157”): In September 2006, the Financial Accounting Standard Board (“FASB”) issued FAS 157 effective for fiscal years beginning after November 15, 2007. FAS 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Funds have adopted FAS 157 as of July 1, 2008. The three levels of the fair value hierarchy under FAS 157 are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and 25

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2008 (Unaudited) Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s net assets as of December 31, 2008 is as follows: Meridian Equity Meridian Meridian Valuation Inputs Income Growth Value Level 1 — Quoted Priceszx . . $19,432,587 $1,005,169,938 $883,142,599 Level 2 — Other Significant Observable Inputszx . . 0 20,000,311 30,000,467 Level 3 — Significant Unobservable Inputszx . . 0 0 0 Total Market Value of Investments . . $19,432,587 $1,025,170,249 $913,143,066 2. Related Parties: The Funds have entered into a management agreement with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2008 were as follows: Equity Income Fundzx . . . 67.10% Growth Fund 1.32% Value Fund . . 1.53% The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser has voluntarily agreed to waive its fee and reimburse expenses to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser did not reimburse the Funds, during the six months ended December 31, 2008. 26

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2008 (Unaudited) The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement is made by the Adviser, and expenses in excess of the expense limitation, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At December 31, 2008, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is: Amount Expiration $74,072 2009 12,964 2010 18,271 2012 Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time. 3. Capital Shares Transactions: Transactions in capital shares for the six months ended December 31, 2008 and the year ended June 30, 2008 were as follows: Equity Income Fund December 31, June 30, 2008 2008 Increase in Fund shares: Shares sold . . . 133,980 386,851 Shares issued from reinvestment of distributions . . . 284,733 217,941 418,713 604,792 Shares redeemed . . (775,363) (657,483) Net decrease . (356,650) (52,691) 27

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2008 (Unaudited) Growth Fund December 31, June 30, 2008 2008 Increase in Fund shares: Shares sold . . 3,886,491 5,358,419 Shares issued from reinvestment of distributions . . 1,630,521 3,743,363 5,517,012 9,101,782 Shares redeemed . . (8,605,948) (12,341,026) Net decrease . (3,088,936) (3,239,244) Value Fund December 31, June 30, 2008 2008 Increase in Fund shares: Shares sold . . 5,226,531 3,553,317 Shares issued from reinvestment of distributions . . 2,401,448 7,458,786 7,627,979 11,012,103 Shares redeemed . . (6,666,117) (13,093,574) Net increase (decrease) . 961,862 (2,081,471) 4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 investment in the Equity Income Fund, Growth Fund or Value Fund shares, plus out of pocket expenses and a $1,000 investment in one of the Funds for each additional Board meeting attended other than the annual meeting. 5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term U.S. government obligations, for the six months ended December 31, 2008, were as follows: Purchases Proceeds from Sales Equity Income Fund . . . $ 6,054,264 $ 10,294,581 Growth Fund 109,904,812 212,588,033 Value Fund . . 340,793,754 350,465,638 28

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2008 (Unaudited) 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal year ended June 30, 2008 is as follows: 2008 Taxable Distributions Net Long-Term Total Fund Ordinary Income Capital Gains Distributions Equity Income Fund $ 1,266,083 $ 1,244,196 $ 2,510,279 Growth Fund . 19,825,049 148,109,217 167,934,266 Value Fund . . 63,165,479 210,960,412 274,125,891 7. Federal Income Taxes Information: In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 establishes the minimum threshold for recognizing, and system for measuring, the benefits of tax-return positions in financial statements, effective for the Funds’ current fiscal year. Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2005-2008) for purposes of FIN 48, and has concluded that no provision for income tax is required in the Funds’ financial statements. The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows: Aggregate Gross Aggregate Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Depreciation Equity Income Fund $ 28,673,255 $ 424,599 $ (9,665,267) $ (9,240,668) Growth Fund . 1,231,422,021 61,730,642 (267,982,414) (206,251,772) Value Fund . . . 1,177,436,626 20,893,279 (285,186,839) (264,293,560) 29

Meridian Fund, Inc. Additional Information For the Six Months Ended December 31, 2008 (Unaudited) 1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov. 2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-732-0330. 30

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) The Directors of the Funds unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at a meeting held on October 2, 2008. In preparation for the meetings, the Directors received and evaluated information supplied by the Adviser in response to a letter prepared by counsel, at the Board of Director’s request, which identified items that should be reviewed in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other investment companies with similar objectives, derived from data compiled by an independent third-party provider. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In reaching their conclusions, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and any other amounts paid under the Advisory Agreements. The Directors based their decisions on the evaluation of all factors taken as a whole and did not consider any one factor as all-important or controlling. Some of the factors considered are discussed in more detail below. The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources the Adviser has dedicated to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser’s demonstrated ability, over time, to achieve a highly competitive rate of return for long-term investors. The quality of other services, including the Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. The Directors considered the consistency of the Funds’ service quality when forming a basis for their confidence in the Adviser’s integrity and competence, in light of their on-going experience as Directors of the Funds. The Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided (and expected to be provided) to the Funds under the Advisory Agreements. At their meetings, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that both the Meridian Growth Fund and the Meridian Value Fund had recently been recognized by independent rating agencies as being among the top performing funds in their categories over a ten and five year period, respectively. In addition to the information reviewed by the Directors during the meetings, the Directors receive detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in consistently competitive performance overall and, in particular, returns for long-term investors that are well above average. 31

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) (continued) The Directors considered the direct and indirect costs incurred by the Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not necessarily warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders. The Directors concluded that profits being realized by the Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the outstanding long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure. The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser’s trading activities on behalf of the Funds. The Directors acknowledge that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements. 32

(THIS PAGE INTENTIONALLY LEFT BLANK)

(THIS PAGE INTENTIONALLY LEFT BLANK)

(THIS PAGE INTENTIONALLY LEFT BLANK)

MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND RICHARD F. ASTER, JR. MERIDIAN VALUE FUND President and Director MICHAEL S. ERICKSON SEMI-ANNUAL REPORT JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Counsel Larkspur, CA 94939 MORRISON & FOERSTER LLP Washington, D.C. www.meridianfund.com Auditors Telephone (800) 446-6662 PRICEWATERHOUSECOOPERS LLP San Francisco, California December 31, 2008